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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                               (AMENDMENT NO.  )



                                 Designs Inc.
            -------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
            -------------------------------------------------------
                         (Title of Class of Securities)


                                   25057L102
            -------------------------------------------------------
                                (CUSIP Number)

                                   COPY TO:


   R. Bradford Malt, Ropes & Gray, One International Place, Boston, MA 02110
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                             Tel:  (617) 951-7000
                          --------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               December 23, 1998
            -------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:
[X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 25057L102                                       PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Stanley I. Berger

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      Not applicable

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,198,403/(a)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,198,403/(a)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,198,403/(a)/

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.4%

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      TYPE OF REPORTING PERSON*
14
      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

/(a) Includes approximately 239,797 shares issuable pursuant to outstanding stock options which may be exercisable within 60 days of December 23, 1998./

                               Page 2 of 5 pages
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Item 1.  SECURITY ISSUER.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock") of Designs Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 66 B Street, Needham, MA 02494.

Item 2.  IDENTITY AND BACKGROUND.

     (a) The person filing this statement is Stanley I. Berger (hereinafter, the "Reporting Person").

     (b) The Reporting Person's residence is 100 Essex Road, Chestnut Hill, MA 02467.

     (c) The Reporting Person is presently retired. The Reporting Person has worked on a part-time basis as a consultant for the Issuer.

     (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

Item 4.  PURPOSE OF TRANSACTION.

     The Reporting Person, in his capacity as a shareholder of the Issuer, has consented and/or will consent to the proposals (the "Proposals") in the Consent Solicitation Statement (the "Consent Statement") of Jewelcor Management, Inc. ("JMI") dated December 21, 1998 because the Reporting Person believes that such Proposals are in the best interests of the Issuer and the shareholders of the Issuer. If such Proposals are adopted by a majority of the outstanding shares of the Issuer's Common Stock, the Proposals would, among other things, (a) remove all current members of the Issuer's Board of Directors other than the Reporting Person, (b) elect nominees of JMI to the Board of Directors until their respective successors are duly elected and qualified, (c) amend the Issuer's By-laws to set the number of directors on


                               Page 3 of 5 Pages
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the Issuer's Board of Directors at six and to clarify that a stockholder seeking to nominate candidates for election to the Board of Directors pursuant to a stockholder action by written consent need not comply with the advance notification provisions of the By-laws, and (d) repeal any By-laws adopted by the Board of Directors subsequent to December 11, 1995 and prior to the effectiveness of the Proposals other than By-laws adopted as contemplated by the Consent Statement. The Reporting Person has previously filed a statement on
Schedule 13G and does not believe that this statement is required to be filed on
Schedule 13D; however, the Reporting Person is doing so as a precautionary matter.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 1,198,403 shares of Common Stock (7.4%), which includes approximately 239,707 shares of Common Stock issuable pursuant to outstanding stock options which may be exercisable within 60 days of December 23, 1998.

         (b) The Reporting Person holds sole power to vote and sole power to dispose of all of the shares of Common Stock that he beneficially owns.

         (c)  None.

         (d)  None.

         (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person has delivered, and/or will deliver, a written consent voting his shares of Common Stock in favor of the Proposals set forth in the Consent Statement of JMI because the Reporting Person believes that such Proposals are in the best interests of the Issuer and the shareholders of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.


                               Page 4 of 5 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 1998



                                         By: /s/ Stanley I. Berger
                                            ----------------------
                                            Name: Stanley I. Berger



                               Page 5 of 5 Pages